STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

August 19, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	O'Connor Fund of Funds: Masters
(File Nos. 333-189732 and 811-22859)

Dear Ms. Dubey:

On behalf of O'Connor Fund of Funds: Masters (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided in your letter to me dated July 26, 2013.  The comments of the Staff relate to the Fund's Registration Statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed on July 1, 2013.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

PROSPECTUS

Cover Page

Comment 1.    In the table, please add the per share price to the public.  See Item 1.g of Form N-2 and Instruction 1 thereto.

Response 1.           It is respectfully requested that the comment be waived.  While the requested disclosure would be meaningful to investors in the initial public offering of a newly-organized, traditional, closed-end fund engaged in a firm underwriting, we believe that the requested disclosure could be construed as confusing—and even incorrect—to investors in a continuously-offered closed-end fund, such as the Fund.  Unlike a traditional, underwritten closed-end fund that completes its offering at a specific price to the public, the Fund will offer Shares to the public as of the first business day of each month at the Fund's then current net asset value per Share.  In light of the fact that the Fund is the successor to O'Connor Fund of Funds: Masters LLC (the "Predecessor Fund"), the "price to the public" as of September 1, the initial closing date for subscriptions of Shares to new investors, will be the net asset value per Share as of such date.

We note that other continuously offered closed-end funds do not include per share price to the public—see, for example, Arden Sage Multi-Strategy Fund, L.L.C. (333-177737), Ironwood Multi-Strategy Fund LLC (333-190034) and Lazard Alternative Strategies 1099 Fund (333-175797).

Comment 2.    The disclosure states that the Fund will pay the Adviser an Incentive Fee "in an amount equal to 5% of the Fund's net profits."  Please conform this description of the amount of the Incentive Fee to the type of fee permitted by Rule 205-3 of the Investment Advisers Act of 1940 (the "Advisers Act").  See Rule 205-3(a) under the Advisers Act.

Response 2.    It is respectfully requested that the comment be waived.  Rule 205-3 under the Advisers Act ("Rule 205-3") permits an investment adviser to enter into an investment advisory contract that provides for compensation to the adviser on the basis of "the capital appreciation of" the fund, but does not mandate the use of any specific terminology or any formula to calculate the fee.  Furthermore, in its 1998 release adopting amendments to Rule 205-3,1 the Commission "eliminate[d] all of the contractual and disclosure provisions in Rule 205-3 other than the client eligibility tests."2  We believe that the description of the Incentive Fee as a percentage of the Fund's net profits complies with the requirement of Rule 205-3.

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1
Exemption To Allow Investment Advisers To Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client's Account, Investment Advisers Act Release No. 1731 (Jul. 15, 1998), available at http://www.sec.gov/rules/final/ia-1731.htm.

2	Id. at Section II.A.

Summary—Investment Objective and Principal Strategies

Comment 3.    The disclosure indicates that the Fund may engage in short selling.  Please confirm to us that the fee table includes, as an expense, an estimate of dividends and interest paid on the Fund's short sale transactions.  See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101.j (May 2012).

Response 3.       While the Fund may sell securities short in pursuit of its investment objective, it presently does not intend to engage in short sale transactions.  Accordingly, we do not believe that it is necessary or appropriate for the fee table to include, as an expense, an estimate of dividends and interest paid on short sale transactions.  We confirm that, if the Fund engages in short sale transactions, future amendments to the Registration Statement will include in the fee table, as an expense, an estimate of dividends and interest paid on such short sale transactions.

Comment 4.    The disclosure states that the Adviser "seeks to construct a portfolio consisting of a wide variety of Investment Funds and Investment Managers."  Please tell us whether the Investment Managers will enter into sub-advisory contracts with either the Fund or with the Adviser that meet the requirements of Section 15 of the Investment Company Act.  If they will not enter into such contracts, please explain to us why not.

Response 4.   Each of the Investment Funds will be a private, unregistered investment vehicle that relies on Section 3(c)(7) of the Investment Company Act for exemption from registration under the Act, and will be sponsored and managed by an unaffiliated third party.  Neither the Fund nor the Adviser will serve as a general partner or managing member of any Investment Fund, nor will either have any controlling interest in an Investment Fund.  Each Investment Fund will have other unaffiliated investors in addition to the Fund.  Accordingly, the Investment Managers will not be providing investment advice to the Fund and, therefore, will not be considered to be sub-advisers to the Fund.

Summary—Borrowing

Comment 5.    The disclosure states that the Fund is authorized to borrow money for certain purposes.  Please include an estimate of the interest payments on borrowed funds that the Fund expects to make as a separate line item in the fee table.  See Item 3.1 of Form N-2.

Response 5.   While the Fund may borrow money for certain purposes, it currently does not have any borrowings or outstanding loans.  Accordingly, we do not believe that it is necessary or appropriate to include in the fee table a line item for "Interest Payments on Borrowed Funds."  We confirm that, if the Fund borrows for investment purposes and pays interest in connection with such borrowings, future amendments to the Registration Statement will include in the fee table, as an expense, an estimate of the interest payments on borrowed funds.

Summary—Risk Factors

Comment 6.    The disclosure states that Investment Managers may invest in junk bonds, that the Investment Managers may invest in micro-cap companies and that Investment Funds may have high portfolio turnover rates.  Please also add these disclosures to the Investment Objective and Principal Strategies section in the Summary.

Response 6.   The disclosure will be revised, as requested.

Summary of Fund Expenses

Comment 7.    Please revise footnote (1) to indicate that the stated minimum initial investment may not be reduced to less than $25,000.

Response 7.   The disclosure will be revised, as requested.

Comment 8.    Footnote (4) states that the estimate of "Acquired fund fees and expenses" is based on "estimated net assets of the Fund of $[__] million."  Please explain to us the basis for this estimate of net assets.

Response 8.   The amount of the Fund's average net assets used to calculate the "Acquired fund fees and expenses" ratio will be based, in accordance with Item 10 of Form N-2, on the average net assets of the Predecessor Fund during the fiscal period July 1, 2012 to June 30, 2013, plus the anticipated net proceeds from the offering.  We propose to clarify and revise Footnote (4) as follows:

~~Includes the fees and expenses of the Investment Funds in which the Fund intends to invest based upon estimated net assets of the Fund of $[__] million.~~  Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The Investment Funds in which the Fund invests generally charge approximately [20]% of net profits as an incentive fee or allocation.  The "Acquired fund fees and expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired fund fees and expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on the average net assets of the Predecessor Fund during the fiscal period from July 1, 2012 to June 30, 2013 of approximately $[___] million, plus anticipated net proceeds of approximately $500 million from this offering.  The Adviser estimates that approximately [__]% (as a percentage of the net assets attributable to Shares) of the [__]% shown as "Acquired fund fees and expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately [__]% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

Comment 9.    Footnote (5) to the fee table indicates that the fee waiver is voluntary.  Disclosure of voluntary expense waivers are not permitted in the fee table.  Please delete the "Expense waiver" line item and the associated footnote and the "Total annual expenses (after fee waiver)" line item in the fee table.  Also, because the Fund describes this voluntary fee waiver elsewhere in the registration statement, please file the "Expense Limitation and Reimbursement Agreement" as an exhibit to the registration statement.

Response 9.   As stated in Footnote (5), the Adviser may not discontinue its obligations under the Expense Limitation and Reimbursement Agreement for 12 months.  Since the Expense Limitation and Reimbursement Agreement must, therefore, be in place until at least June 30, 2014, we believe that the expense waiver properly may be disclosed in the fee table.  We propose to revise the disclosure to clarify this point by deleting the word "voluntarily" in the first sentence of Footnote (5).  Additionally, we confirm that we intend to file a form of Expense Limitation and Reimbursement Agreement as Exhibit (g)(2) to the Fund's registration statement.

Comment 10.   Please revise the Example to include the impact of the Incentive Fee.  See Instruction 7.a to Item 3 of Form N-2.  In addition, please reformat the footnote to the Example that excludes sales loads so that it will not be confused with the presentation of the Example required by Item 3 of Form N-2.

Response 10.      It is respectfully requested that the comment be waived.  The Example illustrates the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return.  Additionally, in light of the requirement to include the Fund's Acquired fund fees and expenses—7.58%—in the Example, and the assumption of a 5% annual return, the Fund will not earn an Incentive Fee, as the Fund's net profits, by definition, are calculated net of Fund expenses.  We note, furthermore, that the Fund, consistent with Instruction 7.a to Item 3 of Form N-2, assumes a base incentive fee of 0.00%3 in the computation of the "Advisory fee."

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3
The Fund pays the Adviser the Incentive Fee on a quarterly basis in an amount equal to 5% of the Fund's net profits, if any. Accordingly, if the Fund does not earn any net profits, the incentive fee for such fiscal year will be zero and, therefore, there is no "base fee."

Financial Highlights

Comment 11.   Please add the disclosure required by Item 4.3 of Form N-2 regarding senior securities (including bank loans) if applicable.

Response 11.     We confirm that the disclosure required by Item 4.3 of Form N-2 regarding senior securities (including bank loans) is not applicable, as the Fund does not have classes of senior securities.

Risk Factors—Investments in Non-Voting Stock; Inability to Vote

Comment 12.   The disclosure states that the Fund may irrevocably waive its rights to vote its interest in an Investment Fund.  Please indicate to us whether the Fund's board of directors has adopted policies and procedures for waiving the Fund's voting rights.

Response 12.      We advise you that, at the meeting of the Board of Directors of the Fund held on June 20, 2013, the aforementioned policy was discussed with and reviewed by the Board and approved as part of the Board's overall approval of the structure of the Fund and the offering of Shares.

Risk Factors—Restricted and Illiquid Investments Involve the Risk of Loss

Comment 13.   The disclosure states that Investment Funds' assets may be held in "side pockets."  Please disclose the upper limit of Investment Funds' assets that may be held in "side pockets."  We may have additional comments.

Response 13.      Although neither the Fund nor the Adviser has any firm limit on the amount of Fund assets that may be invested in side pockets, or on the number of side pockets in which the Fund may participate, the Adviser expects that both will be minimal under normal market conditions.  Additionally, since the investors in a side pocket generally are limited to those investors in an Investment Fund at the time the side pocket is established, the Fund generally will not invest in a side pocket investment that exists at the time that the Fund invests in the related Investment Fund.

Use of Proceeds

Comment 14.   The disclosure states that the Fund will invest the net proceeds from the sale of Shares in accordance with the Fund's investment objective and policies and principal strategies as soon as practicable.  Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective.  If the time period is more than three months, please disclose the reason for the delay.  See Guide 1 to Form N-2.

Response 14.      It is respectfully requested that the comment be waived.  Item 7 of Form N-2 requires, in part, that a registrant disclose how long it is expected to take to fully invest the net proceeds of the offering in accordance with the registrant's investment objectives and policies.  The Fund is continuously offered and, unlike a traditional, underwritten closed-end fund that completes its offering and promptly invests its cash, the Fund constantly raises funds from the sale of Shares and manages its cash position to make investments, pay expenses and pay withdrawing investors.  The Fund, in this respect, is more akin to a mutual fund, and we note that Form N-1A does not have a comparable item.  We also note that other continuously offered closed-end funds do not give a specific time frame for the investment of proceeds—see, for example, Arden Sage Multi-Strategy Fund, L.L.C. (333-154909), Ironwood Multi-Strategy Fund LLC (333-169126) and Lazard Alternative Strategies 1099 Fund (333-175797).

Management of the Fund

Comment 15.   Please identify the Fund's transfer agent and dividend paying agent.  See Item 9.1.e of Form N-2.

Response 15.      State Street Bank and Trust Company serves as the Fund's custodian, transfer agent and dividend disbursing agent.  We will revise the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 16.   Please add the disclosure required by Item 19 of Form N-2 (Control Persons and Principal Holders of Securities) in an appropriate location in the Statement of Additional Information.

Response 16.      No person controls the Fund or owns five percent or more of Shares.  Furthermore, the table under the caption "Trustees" that sets forth the dollar range of equity securities beneficially owned by the Trustees indicates that no Directors owns any Shares.  We believe, therefore, that no additional disclosure is required.

Additional Investment Policies—Fundamental Policies

Comment 17.   The disclosure states that the Fund may not "purchase, hold or deal-in real estate" or "invest in physical commodities or commodity contracts."  Please revise the disclosure to also state that the Fund may not sell real estate or commodities.  See Items 17.2.f and 17.2.g of Form N-2.

Response 17.   It is respectfully requested that the comment be waived.  The Fund is the successor to the Predecessor Fund and, therefore, the Fund's stated fundamental policies only may be changed by the affirmative vote of a majority of the outstanding Shares.  Furthermore, in light of the fact that Investment Funds are permitted to redeem their securities in-kind, the Fund must maintain the flexibility to dispose of any real estate or commodities investments in a manner and at a time that is in the best interests of the Fund and its shareholders.

Brokerage

Comment 18.    The disclosure describes the brokerage allocation practices of the Investment Managers.  Because the Fund can also invest directly in certain instruments, please add the disclosure required by Items 22.1 and 22.3 to describe the Fund's brokerage allocation practices.

Response 18.   While the Adviser may seek exposure to, or hedge against exposure to, various markets through direct investment (including short sales) by investing directly in equities, fixed income securities and other pooled investment vehicles, it presently does not intend to do so.  The Fund, therefore, does not anticipate executing portfolio transactions with broker-dealers.  We believe, therefore, that no additional disclosure is required.

OTHER INFORMATION

Item 34.  Undertakings.

Comment 19.    Please add the undertaking required by Item 34.4.e of Form N-2.

Response 19.   The undertaking will be added, as requested

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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik